200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHEN FERRARA stephen.ferrara@dechert.com +1 617 728 7134 Direct +1 617 275 8418 Fax

May 7, 2013

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me on April 11, 2013 with respect to the Fund’s registration statement filed on Form N-1A on February 28, 2013.  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  We note that the Fund’s registration statement was not filed under the Securities Act of 1933, as amended, and that the Fund’s shares are not publicly offered.  To the extent that the Fund considers revising the registration statement in connection with a comment below, it will do so in the Fund’s annual update filing and does not intend to file an amended registration statement prior to such filing.  Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.	Comment:	With respect to the Fund’s investments in fixed income securities rated below investment grade, please indicate that such securities are also referred to as “junk bonds.”

	Response:	The Fund will revise its disclosure consistent with this comment in connection with its annual update filing.

2.	Comment:	Please clarify whether there is a maturity strategy associated with the Fund’s investments in fixed income securities.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

	Response:	The Fund may invest in fixed income securities of any maturity. Accordingly, the Fund notes that there is no maturity strategy associated with its fixed income investments.

3.	Comment:	Please clarify whether there is a market capitalization range for the Fund’s investments in common stocks.

	Response:	The Fund may invest in common stocks of all market capitalizations. Accordingly, the Fund notes that there is no market capitalization associated with its common stock investments.

4.	Comment:

If the Fund sells credit default swaps, please discuss supplementally how the Fund intends to cover its obligations under such swaps. In this regard, the Staff expects that the Fund will cover the full notional value of the swap.

Response:

As described in a letter to you dated July 17, 2012 (the “CDS Letter”), it is the current policy of the Hartford Mutual Funds to segregate the full notional value of the swap agreement where a fund writes protection by means of a single name credit default swap and to segregate the market value of the swap where the underlying reference entity is an index or basket of securities. The Fund believes this approach is reasonable given that credit default swaps based on underlying indices present less risk than single name credit default swaps and, as such, do not warrant coverage of the full notional value of the swap agreement. The Fund notes that, to its knowledge, there has been no guidance published by the Securities and Exchange Commission (“SEC”) or the Staff prescribing a specific asset coverage approach for credit default swaps. See, e.g., Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (noting that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the Staff). For a more complete discussion of the Hartford Mutual Funds’ asset segregation policy and the basis for such policy, please see the CDS Letter.

Based on the Staff’s comment and its fuller explanation of the Staff’s views with respect to asset coverage for written credit default swaps, the Hartford Mutual Funds have reviewed their current policy in this area and are currently working with the Fund’s sub-adviser to implement changes to that policy consistent with the Staff’s recently articulated position.

5.	Comment:

If the Fund invests in total return swaps, please confirm that the Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

Response:

The Fund confirms that it is aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

6.	Comment:

To the extent that the Fund will invest in the securities of small capitalization issuers as a principal investment strategy, please insert appropriate risk disclosure for such investment in the “Main Risks” section.

	Response:	The Fund does not intend to invest in the securities of small capitalization issuers as a principal investment strategy.

Because the Fund’s investments in small capitalization issuers do not rise to the level of a principal investment strategy, the Fund has included the risks related to small capitalization issuers in the Fund’s Statement of Additional Information in the “Investment Risks” section.

7.	Comment:

To the extent that the Fund will invest in junk bonds as a principal investment strategy, please insert appropriate risk disclosure for such investment in the “Main Risks” section. The Staff notes that the risk disclosure should discuss the speculative nature of junk bonds.

Response:

The Fund notes that it has determined to include references to securities rated below investment grade in the “Principal Investment Strategy” section of the Fund’s Prospectus because the investments are utilized in connection with a principal investment strategy. The Fund believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Fund has included the risks related to securities rated below investment grade (including that such securities are considered to be speculative investments) under the heading “Additional Risks and Investment Information” rather than in the “Main Risks” section.

8.	Comment:

The “Principal Investment Strategy” section of the Fund’s Prospectus states that the Fund may invest in “derivatives related to interest rates and fixed-income securities.” The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

The Fund believes that the disclosure regarding its use of derivatives describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. However, the Fund will consider whether it is necessary or appropriate to revise the current disclosure in connection with its annual update filing.

9.	Comment:	The Subsidiary

Disclose (where applicable) the information requested below:

a) Please confirm that the Fund will comply with Sections 8 and 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the Subsidiary.

Response:

The Fund notes that the Prospectus includes a “Subsidiary Risk” paragraph that discloses that the Subsidiary is not registered under the 1940 Act, and is not subject to all of the investor protections of the 1940 Act. However, the “Investments in the Subsidiary” section of the Fund’s Statement of Additional Information indicates that the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. This disclosure further indicates that, unlike the Fund, the Subsidiary may be concentrated in one or more commodity related instruments, is not subject to diversification requirements, and may invest without limitation in commodity-related instruments.

Lastly, the Fund confirms that it will comply with Section 18 of the 1940 Act with respect to the Subsidiary.

b)             Please confirm that the Subsidiary will enter into advisory contracts pursuant to the requirements of Section 15(a) of the 1940 Act and that each of its investment advisers will meet the definition of “investment adviser” contained in Section 2(a)(20) of the 1940 Act.

Response:

The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  Accordingly, it is not intended for the advisory contracts for the Subsidiary to comply with Section 15 of the 1940 Act.  However, the Fund acknowledges that its investment advisers (i.e., the Investment Manager and Wellington Management) are each an “investment adviser” as defined in Section 2(a)(20) of the 1940 Act.

c)              Please confirm that the Subsidiary will comply with Section 17 of the 1940 Act regarding the Subsidiary’s custodian and affiliated transactions.  Please also identify the custodian to the Subsidiary.

Response:

The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  However, as noted above in the Fund’s response to Comment 9(a), the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund.

The Fund notes that the Subsidiary will have the same custodian as the Fund.  The Fund will consider revising its disclosure to identify the Fund’s custodian as the custodian to the Subsidiary in connection with its annual update filing.

d)           Please confirm whether the Fund has obtained a private letter ruling with respect to the Subsidiary and, if not, what is the basis for determining that undistributed income is qualifying income to the Fund for purposes of Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended.

Response:	The “Taxation of the Fund” section of the Fund’s Statement of Additional Information currently states:

“The Fund has not received a private letter ruling from the IRS confirming that income derived from the Fund’s investment in the Subsidiary will constitute qualifying income to the Fund.  In addition, the IRS has recently suspended the issuance of such private letter rulings pending further review.  There can be no assurance that the IRS will not change its position that income derived from commodity-linked notes and wholly-owned subsidiaries is qualifying income.  Furthermore, the tax treatment of commodity linked notes, other commodity-linked derivatives, and the Fund’s investments in the Subsidiary may otherwise be adversely affected by future legislation, U.S. Treasury regulations and/or guidance issued by the IRS.  Such developments could affect the character, timing and/or amount of the Fund’s taxable income or any distributions made by the Fund or result in the inability of the Fund to operate as described in the prospectus and SAI.”

e)              Please confirm that the Subsidiary will be managed pursuant to the Fund’s compliance policies and procedures, (i.e., that the Subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the Fund).

Response:

The Fund notes that the Prospectus includes a “Subsidiary Risk” paragraph that discloses that the Subsidiary is not registered under the 1940 Act, and is not subject to all of the investor protections of the 1940 Act. However, the “Investments in the Subsidiary” section of the Fund’s Statement of Additional Information indicates that the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. This disclosure further indicates that, unlike the Fund, the Subsidiary may be concentrated in one or more commodity related instruments, is not subject to diversification requirements, and may invest without limitation in commodity-related instruments.

f) Please confirm whether the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.

	Response:	The “Investments in the Subsidiary” section of the Fund’s Statement of Additional Information currently states:

“The financial statements of the Subsidiary will be consolidated with the financial statements of the Fund in the Fund’s Annual and Semi-Annual Reports.”

10.	Comment:	Cayman Subsidiary

Please confirm (supplementally) the following:

a) That all subsidiary expenses will be included in the Fund’s fee table.

Response:

General Instruction B.2.(b) of Form N-1A requires that a registration statement filed only under the 1940 Act exclude, among other items, Item 3 of the Form, which contains the fee table disclosure.  As the Fund’s registration statement was filed only under the 1940 Act, and Form N-1A does not require that the fee table be included, a fee table for the Fund is not included in its registration statement.  Accordingly, the Fund respectfully declines to make the proposed change.

b) Whether the Fund will consent to service of process on the Subsidiary and examinations of the Subsidiary’s books and records.

Response:

The Fund confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made and also consents to the examination of the Subsidiary’s books and records by the Commission to the same extent that the Fund’s books and records are subject to inspection by the Commission.

c) Whether the Fund will have the Subsidiary’s board execute the Fund’s post-effective amendments.

Response:

Form N-1A requires that a registration statement filed only under the 1940 Act only be executed by the issuer (through one representative) and, unlike for registration statements also filed under the Securities Act of 1933, as amended, does not require that a majority of the issuer’s board of directors execute the registration statement.  As it is currently intended that amendments to the Fund’s registration statement will be filed only under the 1940 Act, the Subsidiary’s board will not execute amendments to the Fund’s registration statement.

11.	Comment:	In the “The Subsidiary” section of the Fund’s Prospectus, please identify the reference assets to which the annual rate of 0.470% is applied to derive the Investment Manager’s management fee pursuant to the investment management agreement between the Investment Manager and the Subsidiary.

	Response:	The Fund will consider revising its disclosure consistent with this comment in connection with its annual update filing.

12.	Comment:

In the risk disclosure entitled “Use of Cash or Money Market Investments for Temporary Defensive Purposes” in the Fund’s Prospectus, please clarify that as a result of taking a temporary defensive position, the Fund may not achieve its investment objective.

	Response:	The risk disclosure entitled “Use of Cash or Money Market Investments for Temporary Defensive Purposes” currently states:

“To the extent the Fund is in a defensive position, it may lose the benefit of market upswings and limit its ability to meet its investment goal.”

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:	Alice A. Pellegrino
John V. O’Hanlon